

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Shantanu Narayen
Chief Executive Officer
ADOBE INC.
345 Park Avenue
San Jose, California 95110-2704

      Re: ADOBE INC.
          Registration Statement on Form S-4
          Filed November 15, 2022
          File No. 333-268364

Dear Shantanu Narayen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology